Mail Stop 6010

January 26, 2007

Via U.S. Mail and Fax (909)-937-0783

Ms. Nancy Chu
Chief Financial Officer
Soyo Group, Inc.
1420 South Vintage Avenue
Ontario, California 91761

> **Re: Soyo Group, Inc.**
> **Form 10-K for year ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 333-42036**

Dear Ms. Chu:

We have reviewed your filings and response letter dated December 11, 2006 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

1.   Please file the amended Form 10-K for 2005.

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Operations, page 42

2.   We refer to your response to prior comment 8. In light of the significance of the prior year's purchase discounts and allowances, please also make disclosure about the underlying facts and circumstances leading Soyo to pursue the credits from the suppliers.

Revenue Recognition, page 51

3.   We refer to your response to comment 15. Please tell us about the terms and provisions of your price protection program. Also explain how it is that you know the ultimate amount of price protection at the date of sale. If the ultimate amount of price protection that may be utilized is an estimate, please clarify the disclosure. Also disclose how you arrive at that estimate and how you determine the appropriate timing for recognition.

p. Stock Based Compensation, page 53

4.   We refer to your response to comment 19. Please expand to make all relevant disclosures required by paragraphs 46-48 of SFAS 123.

Note 3, Accounts Receivable, page 56

5.   We refer to your response to Comment 23. Please tell us about the terms and provisions of the factoring arrangements. Tell us how you have accounted for the factored receivables under both arrangements; and, show us that your accounting is appropriate under SFAS 140. Please also address the terms of and accounting for the recent agreement with GE Capital.

Note 10, Significant Concentrations, page 60

6.   We note your responses to previous comments 26 and 27. Please disclose why certain of the information called for by SFAS 131 is not available for prior years.

Item 9a. Controls and Procedures, page 68

7.   We refer to your response to comment 30. We see from the first paragraph of the proposed revisions that you have concluded that disclosure controls and procedures are not "adequate." Please revise to make a representation about whether disclosure controls and procedures are "effective."

Form 10-Q as of September 30, 2006

Condensed Statements of Operations, pages 6 and 7

8.   We see the material amounts of miscellaneous revenue in both the 2005 quarter and 2005 year-to-date periods. Please expand to make full and clear footnote and MD&A disclosure about the nature, origin and accounting for these amounts.

9.   As a related matter, if these amounts include the reduction of the allowance for doubtful accounts and vendor credits negotiated in 2005, please tell us how the presentation as non-operating "miscellaneous revenue" is appropriate in GAAP.

Note 1, Organization and Presentation, page 10

Earnings per Share, page 11

10.   Please expand to also address the dilutive impact of the stock options granted in 2005.

Management's Discussion and Analysis, page 16

11.   We refer to the Form 8-K dated October 19, 2006. It appears that you may have significant accounts payable that may not have been liquidated according to the original terms of purchase. MD&A should include complete disclosure about material factors that may impair your liquidity and ability to operate your business in the normal course, including disclosure about how you intend to resolve such circumstances. Refer to Item 303(a)(1) of Regulation S-K for guidance. Please expand.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact

Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Gary Todd
Reviewing Accountant